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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         CAPSTEAD MORTGAGE CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                FORTRESS CAP LLC
                      (NAMES OF FILING PERSONS (OFFEROR))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  14067E 40 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RANDAL A. NARDONE
                     CHIEF OPERATING OFFICER AND SECRETARY
                         FORTRESS INVESTMENT GROUP LLC
                          1301 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
                           TELEPHONE: (212) 798-6100
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                            J. GREGORY MILMOE, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                               NEW YORK, NY 10036
                           TELEPHONE: (212) 735-3000
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------
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              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------
                   $40,000,000                                            $8,000
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

 * For purposes of calculating amount of filing fee only. This amount assumes the purchase of 5,000,000 outstanding publicly held shares of common stock of Capstead Mortgage Corporation. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  AMOUNT PREVIOUSLY PAID:  N/A         FORM OR REGISTRATION NO.:  N/A
  FILING PARTY:            N/A         DATE FILED:                N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

     This Tender Offer Statement on Schedule TO (this "Statement") relates to the third-party tender offer by Fortress Cap LLC (the "Purchaser"), a Delaware limited liability company, to purchase up to 5,000,000 shares of common stock, par value $0.01 per share, of Capstead Mortgage Corporation, a Maryland corporation ("Capstead"), at a price of $8.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2).

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Capstead Mortgage Corporation, a Maryland corporation ("Capstead"), and the address of its principal executive offices is 8401 North Central Expressway, Suite 800, Dallas, Texas 75225. Its telephone number is (214) 874-2323.

     (b) This Statement relates to the offer by Fortress Cap LLC (the "Purchaser"), a Delaware limited liability company, to purchase up to 5,000,000 shares of common stock of the Company, par value $0.01 per share, at $8.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information concerning the principal market in which the shares are traded and certain high and low sales prices for the shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a), (b), (c) The information set forth in "Certain Information Concerning the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(1)(i)-(iii), (v)-(viii), (xii) The information set forth under "Introduction", "Terms of the Offer", "Background of the Offer; Past Contacts or Negotiations with Capstead, "Purpose of the Offer; Plans for Capstead", "Certain Information Concerning Capstead", "Certain Effects of the Offer", "Source and Amount of Funds" and "Certain United States Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

     (a)(1) (iv) Not applicable

     (a)(1) (ix) The information set forth under "Priority of Purchase; Proration" in the Offer to Purchase is incorporated herein by reference.

     (x) Not applicable

     (xi) Not applicable

     (a)(2) Not applicable

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in "Background of the Offer; Past Contacts or Negotiations with Capstead", "Certain Information Concerning the Purchaser" and "Purpose of the Offer; Plans for Capstead" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c)(1), (4-7) The information set forth in "Introduction", "Certain Information Concerning Capstead", "Purpose of the Offer; Plans for Capstead", and "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

     (c)(2) None

     (3) None

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable

     (d) Not applicable

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in "Introduction", "Certain Information Concerning Capstead", "Certain Information Concerning the Purchaser", "Background of the Offer; Past Contracts or Negotiations with Capstead", and
Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable

ITEM 11.  ADDITIONAL INFORMATION.

     Not applicable

ITEM 12.  EXHIBITS.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in response to all of the items of this Statement, except as otherwise set forth below.

     (a)(1) Offer to Purchase dated May 12, 2000.

     (a)(2) Letter of Transmittal and instructions relating thereto.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release issued by the Purchaser on May 12, 2000.

     (a)(8) Summary Advertisement as published in The New York Times on May 12, 2000.

     (a)(9) Additional Instructions Relating to the Letter of Transmittal.

     (b) Not applicable.

     (d)(1) Supplemental Agreement, dated as of December 9, 1999, by and among Capstead Mortgage Corporation and Fortress Investment Corp., incorporated herein by reference to the Current Report on Form 8-K, dated December 15, 1999 filed by Capstead Mortgage Corporation on December 16, 1999.

     (d)(2) Form of Amendment No. 1 dated as of January 21, 2000 to the Supplemental Agreement to the Stock Purchase agreement by and among Capstead Mortgage Corporation and Fortress Cap LLC, incorporated herein by reference to the Current Report on Form 8-K, dated February 2, 2000, filed by Capstead Mortgage Corporation on February 3, 2000.

     (d)(3) Series C and Series D Convertible Preferred Stock Purchase Agreement dated as of December 9, 1999, by and among Capstead Mortgage Corporation, and Fortress Investment Corp., incorporated herein by reference to the Current Report on Form 8-K, dated December 15, 1999, filed by Capstead Mortgage Corporation on December 16, 1999.

     (g) Not applicable.

     (h) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          FORTRESS CAP LLC

                                          By: /s/   RANDAL A. NARDONE
                                            ------------------------------------
                                              Name: Randal A. Nardone
                                              Title:   Chief Operating Officer
                                              and Secretary
Dated: May 12, 2000

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             EXHIBIT NAME
-------                           ------------
(a)(1)    Offer to Purchase dated May 12, 2000
(a)(2)    Letter of Transmittal
(a)(3)    Notice of Guaranteed Delivery
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9
(a)(7)    Press Release issued by the Purchaser on May 12, 2000
(a)(8)    Summary Advertisement as published in The New York Times on
          May 12, 2000
(a)(9)    Additional Instructions Relating to the Letter of
          Transmittal
(b)       Not applicable.
(d)(1)    Supplemental Agreement, dated as of December 9, 1999, by and among Capstead Mortgage Corporation and Fortress Investment
          Corp., incorporated herein by reference to the Current
          Report on Form 8-K, dated December 15, 1999 filed by
          Capstead Mortgage Corporation on December 16, 1999.
(d)(2)    Form of Amendment No. 1 dated as of January 21, 2000 to the
          Supplemental Agreement to the Stock Purchase agreement by
          and among Capstead Mortgage Corporation and Fortress Cap
          LLC, incorporated herein by reference to the Current Report on Form 8-K, dated February 2, 2000, filed by Capstead
          Mortgage Corporation on February 3, 2000.
(d)(3)    Series C and Series D Convertible Preferred Stock Purchase
          Agreement dated as of December 9, 1999, by and among
          Capstead Mortgage Corporation, and Fortress Investment
          Corp., incorporated herein by reference to the Current
          Report on Form 8-K, dated December 15, 1999, filed by
          Capstead Mortgage Corporation on December 16, 1999.
(g)       Not applicable.
(h)       Not applicable.